UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO §240.13d-2(a)

UNDER THE SECURITIES ACT OF 1934

(Amendment No. 1)*

KEURIG DR PEPPER INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

49271V100

(CUSIP Number)

Genevieve E. Hovde

BDT Oak Acquisition, B.V.

Attn: BDT Oak Luxembourg 2 S.àr.l.

287-289, Route d’Arlon

L-1150 Luxembourg

+352 26 56 31 32 83

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 8, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) , check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 49271V100

(1)	Name of reporting persons BDT Oak Acquisition, B.V.
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds OO, WC
(5)	Check Box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization The Netherlands

Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 114,419,980 shares
	(8)	Shared voting power None
	(9)	Sole dispositive power 114,419,980 shares
	(10)	Shared dispositive power None

(11)	Aggregate amount beneficially owned by each reporting person 114,419,980 shares
(12)	Check box if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 8.1% (1)
(14)	Type of reporting person CO

(1)

The percentage ownership is based upon 1,407,196,228 shares of Common Stock issued and outstanding as of July 28, 2020, as set forth in the Quarterly Report on Form 10-Q filed by Keurig Dr Pepper Inc. with the United States Securities and Exchange Commission on July 30, 2020.

CUSIP No. 49271V100

(1)	Name of reporting persons BDT Oak Acquisition Vehicle, L.P.
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds OO
(5)	Check Box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Cayman Islands

Number of shares beneficially owned by each reporting person with	(7)	Sole voting power None
	(8)	Shared voting power 114,419,980 shares (See Item 5)
	(9)	Sole dispositive power None
	(10)	Shared dispositive power 114,419,980 shares (See Item 5)

(11)	Aggregate amount beneficially owned by each reporting person 114,419,980 shares (See Item 5)
(12)	Check Box if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 8.1% (2)
(14)	Type of reporting person PN

(2)	See footnote 1 above.

CUSIP No. 49271V100

(1)	Name of reporting persons BDTCP GP I, LLC
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds OO
(5)	Check Box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	(7)	Sole voting power None
	(8)	Shared voting power 114,419,980 shares (See Item 5)
	(9)	Sole dispositive power None
	(10)	Shared dispositive power 114,419,980 shares (See Item 5)

(11)	Aggregate amount beneficially owned by each reporting person 114,419,980 shares (See Item 5)
(12)	Check Box if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 8.1% (3)
(14)	Type of reporting person OO

(3)	See footnote 1 above.

CUSIP No. 49271V100

(1)	Name of reporting persons BDT Capital Partners, LLC
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds OO
(5)	Check Box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	(7)	Sole voting power None
	(8)	Shared voting power 114,419,980 shares (See Item 5)
	(9)	Sole dispositive power None
	(10)	Shared dispositive power 114,419,980 shares (See Item 5)

(11)	Aggregate amount beneficially owned by each reporting person 114,419,980 shares (See Item 5)
(12)	Check Box if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 8.1% (4)
(14)	Type of reporting person OO

(4)	See footnote 1 above.

CUSIP No. 49271V100

(1)	Name of reporting persons BDTP GP, LLC
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds AF
(5)	Check Box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	(7)	Sole voting power None
	(8)	Shared voting power 114,419,980 shares (See Item 5)
	(9)	Sole dispositive power None
	(10)	Shared dispositive power 114,419,980 shares (See Item 5)

(11)	Aggregate amount beneficially owned by each reporting person 114,419,980 shares (See Item 5)
(12)	Check Box if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 8.1% (5)
(14)	Type of reporting person OO

(5)	See footnote 1 above.

CUSIP No. 49271V100

(1)	Name of reporting persons Byron D. Trott
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds AF
(5)	Check Box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States of America

Number of shares beneficially owned by each reporting person with	(7)	Sole voting power None
	(8)	Shared voting power 114,419,980 shares (See Item 5)
	(9)	Sole dispositive power None
	(10)	Shared dispositive power 114,419,980 shares (See Item 5)

(11)	Aggregate amount beneficially owned by each reporting person 114,419,980 shares (See Item 5)
(12)	Check Box if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 8.1% (6)
(14)	Type of reporting person IN

(6)	See footnote 1 above.

This Amendment No. 1 to the Schedule 13D filed on June 19, 2020 (the “Schedule 13D”) is filed solely to report the acquisition of additional shares of common stock, par value $0.01 per share (the “Common Stock”), of Keurig Dr Pepper Inc., a Delaware corporation (the “Company”), by BDT Oak Acquisition, B.V., a Dutch besloten vennootschap (“Investor”), pursuant to the redemption transaction described in Item 4 below.

Item 3. Source and Amount of Funds or Other Consideration.

To exercise the Warrants (as defined in Item 4) through which Investor received a portion of the shares in Acorn (as defined in Item 4) that were redeemed for shares of Common Stock, Investor paid €20,095.40 in cash to Acorn. This cash was drawn from Investor’s existing capital. For a further description of the redemption, see Item 4 below.

Item 4. Purpose of Transaction.

On September 8, 2020, Investor entered into an agreement (the “Redemption Agreement”) with Acorn Holdings B.V. (“Acorn”) and Maple Holdings B.V. (“Maple”), pursuant to which Acorn distributed 28,604,995 shares of Common Stock (the “Shares”) to Investor in redemption of 28,604,995 ordinary shares of Acorn (the “Acorn Shares”), a portion of which were acquired by Investor upon exercise of certain warrants to purchase Acorn Shares (the “Warrants”), which occurred immediately prior to the redemption and distribution. Investor is generally subject to a lock-up with respect to the Shares for the next six months. The foregoing description of the Redemption Agreement does not purport to be complete and is qualified in its entirety by reference to the form of such agreement, which is filed as Exhibit 1 hereto and is incorporated herein by reference.

Item 5. Interest in Securities of the Issuer.

(a)-(b)(i) Investor beneficially owns 114,419,980 shares of Common Stock, which represents 8.1% of the issued and outstanding shares of Common Stock as of July 28, 2020, as set forth in the Quarterly Report on Form 10-Q filed by the Company with the United States Securities and Exchange Commission on July 30, 2020. Investor will have the sole power to vote or to direct the vote, and to dispose or to direct the disposition of, the shares of Common Stock beneficially owned by it.

Investor is owned indirectly by BDT Oak Acquisition Vehicle, L.P. Accordingly, by virtue of such ownership and the relationships described under Item 2 of the Schedule 13D, each of the Reporting Persons may be deemed, for purposes of Rule 13d-3 under the Exchange Act, to share the power to vote or dispose, or to direct the voting or disposition of, the shares of Common Stock beneficially owned by Investor. Therefore, for the purpose of Rule 13d-3, each of the Reporting Persons may be deemed to be the beneficial owners of an aggregate of 114,419,980 shares of Common Stock, which represents 8.1% of the issued and outstanding shares of Common Stock.

Each of the Reporting Persons disclaims membership in a group with each other Reporting Person. The filing of this Amendment No. 1 shall not be construed as an admission that any Reporting Person is the beneficial owner of any of the shares of Common Stock that such Reporting Person may be deemed to beneficially own. Without limiting the foregoing sentence, all of the Reporting Persons other than Investor disclaims beneficial ownership of all shares of Common Stock reported in this Amendment No. 1.

(c) Except for the transaction pursuant to the Redemption Agreement described herein, none of the Reporting Persons, and to the best knowledge of the Reporting Persons, none of the Investor Directors (as defined in the Schedule 13D), has effected any transactions in the Common Stock of the Company during the past 60 days.

(d) Except as stated elsewhere in this Item 5 or in Item 6, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock owned by Investor.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

In connection with the transaction referred to in Item 4 above, Investor entered into the Redemption Agreement with Acorn and Maple, in substantially the form attached hereto as Exhibit 1, which is incorporated herein by reference.

Item 7. Material to Be Filed as Exhibits.

Exhibit No.	Description of Exhibit

1.	Form of Redemption Agreement.*

2.	Joint Filing Agreement.**

*	Exhibit 13 to Schedule 13D/A filed September 9, 2020 by Acorn, Maple, and others, reporting the beneficial ownership of the Company’s shares of Common Stock, is incorporated herein by reference.
**	Exhibit 2 to Schedule 13D filed June 19, 2020 by the Reporting Persons, is incorporated herein by reference.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 9, 2020

BDT OAK ACQUISITION, B.V.

By:	/s/ Genevieve E. Hovde
Name:	Genevieve E. Hovde
Title:	Director A

By:	/s/ Liselotte F.M. Heine
Name:	Liselotte F.M. Heine
Title:	Director B

BDT OAK ACQUISITION VEHICLE, L.P.

By:	/s/ Byron D. Trott
Name:	Byron D. Trott
Title:	Chief Executive Officer

BDTCP GP I, LLC

By:	/s/ Byron D. Trott
Name:	Byron D. Trott
Title:	Chief Executive Officer

BDT CAPITAL PARTNERS, LLC

By:	/s/ Byron D. Trott
Name:	Byron D. Trott
Title:	Chairman and Chief Executive Officer

BDTP GP, LLC

By:	/s/ Byron D. Trott
Name:	Byron D. Trott
Title:	Chief Executive Officer

BYRON D. TROTT

/s/ Byron D. Trott